FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 21, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   February 21, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT INTERNATIONAL OPENS OFFICE IN BRAZIL

Company launches Spanish and Portuguese language versions of its transportable satellite terminal user interface software

Fortaleza, Brazil – February 21, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has opened a regional office in Fortaleza, Brazil, which will serve as a hub for the company’s South American customer base.  In addition, Norsat has launched Spanish and Portuguese language versions of its satellite terminal user interface software, LinkControl.

“The South American market is of increasing importance to us,” said Dr. Amiee Chan, president and CEO Norsat International Inc.  “Demand for portable satellite communications continues to grow around the world, and we believe the long-term opportunity in Brazil and surrounding countries is significant.  We are pleased to be able to establish a physical presence there and to have enhanced our product offering to better serve the needs of our current and prospective customers.”

Norsat’s products enable the transmission of data, audio and video via satellite in even the most challenging environments.  The new Spanish and Portuguese language versions of Norsat’s LinkControl software can be used on all of the company’s GlobeTrekker, SecureLink and NewsLink terminals.

Headquartered in Vancouver, Canada, Norsat now has a local presence in five countries, as well as a growing network of 135 resellers worldwide.  Norsat encourages its customers and other interested individuals to contact its Brazil office for additional information about the company and its products.

Please contact:

William Beckman

Vice President of Sales, Latin America Satellite Division

Av. Sen. Virgilio Távora 50

Apt. 901 - Meireles

Fortaleza, Brasil

60170-250

+55 85 9653 2186

wbeckman@norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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